Management's Discussion and Analysis of Financial Statements
for the three months ended November 30, 2019

This Management's Discussion and Analysis ("MDA") of Avalon Advanced Materials Inc. (the "Company" or "Avalon") is an analysis of the Company's financial results for the three months ended November 30, 2019 (the "Quarter"). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Quarter and the consolidated financial statements and Annual Information Form for the year ended August 31, 2019.  This MDA is prepared as of January 8, 2020.

Nature of Business and Overall Performance

Avalon is a Canadian mineral development company that is listed on the Toronto Stock Exchange in Canada, traded on the OTCQB Venture Market in the United States and also trades on the Frankfurt Stock Exchange in Germany.  The Company seeks to build shareholder value by becoming a diversified sustainable producer and marketer of specialty metals and minerals and by expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on the "Technology Metals" or "Cleantech Materials", including tin, lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements ("REE"), yttrium, and zirconium.

The Company is in various stages of developing three of its five mineral resource properties. Avalon continues to evaluate new opportunities with near term development potential and recently announced the signing of a binding LOI with a private US company to collaborate on an opportunity to extract rare earths from coal mine wastes. All three of the Company's advanced projects have significant mineral resources and preliminary economic evaluations for which the next step is identifying markets for the mineral products and/or processing bulk samples to demonstrate appropriate extraction processes. Advances in technology can suddenly create new demand for certain critical minerals providing opportunities for new producers if one is in a position to react quickly to serve the new demand. A recent example has been the sudden growth in  demand for the "magnet rare earths" neodymium and praseodymium ("Nd-Pr"), coupled with the risk of supply shortages due to China's control of the rare earth supply chain. Work on the Nechalacho Project was re-activated in 2018 with a view toward taking advantage of this opportunity through small-scale, rapid development of near surface resources enriched in Nd-Pr. This led to an opportunity to partner with an Australian company that is now acquiring the near surface resources (which were not part of the 2013 Nechalacho Basal Zone Feasibility Study development model) from the Company.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility ("CSR") best practices.  In November, 2019, the Company released its eighth comprehensive Sustainability Report entitled Critical minerals for a sustainable future (the "2019 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium, rare earths and tin, is growing due to their critical importance in an expanding array of applications in new clean technology, notably energy storage and electric vehicles.

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Resource Development Activities

Expenditures on resource properties for the Quarter totalled $202,656, a 42% decrease from the level of expenditures for the same Quarter in fiscal 2019 ("Fiscal 2019") which totaled $349,764.  Of these expenditures, 78% were incurred on the Separation Rapids Lithium Project, 16% were incurred on its East Kemptville Project and 6% were incurred on the Nechalacho Project.

Separation Rapids Lithium Project

The Separation Rapids property consists of seventeen mineral claims and one mining lease covering a combined area of approximately 3,910 hectares ("ha") (9,172 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon.  The lease covers an area of 420.39 hectares over the area of the main lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure.  The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium compounds for the battery industry.

During fiscal 2018, the Company completed an updated preliminary economic assessment ("PEA") on a simplified business model that focuses on initial production of lithium mineral concentrates for the glass industry, with potential for future expansion into production of the battery materials lithium carbonate and/or lithium hydroxide. This smaller scale development model reduces capital expenditure requirements substantially from the original model completed in September, 2016, while generating attractive returns and reducing overall business and permitting risk.

During the Quarter, the Company incurred $157,235 (2019 - $114,085) in exploration and development expenditures on the Separation Rapids Lithium Project. Approximately 27% of these expenditures were incurred primarily on sample collection and preparation for the petalite sorting program that commenced subsequent to the Quarter and planning for a bulk sampling program tentatively scheduled for early 2020 (subject to arranging financing),10% was spent on permitting for the bulk sampling program and 61% on metallurgical testwork to optimize recovery and lithium grade of petalite concentrate. In addition, approximately $8,100 was expended on lithium market development work towards securing offtake agreements for the petalite products.

Lithium Markets

While lithium battery materials are getting most of the attention in the market and the media, demand for lithium in high strength glass products is also growing.  Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and lightweight are key, require lithium to achieve the desired properties.  Avalon's high purity petalite products are well-suited for this market.  Global lithium prices are off their highs of previous years with lithium carbonate reportedly near US$9,000/tonne in December, 2019, while spodumene concentrate prices (6% Li2O, FOB Australia) are down to just above US$600/tonne.  The outlook for demand continues to be very good with companies like Tesla, Volkswagen, BMW and Toyota continuing to make positive announcements about their EV plans.

Numerous expressions of interest have been received from potential customers for the Company's lithium mineral products and discussions on off-take commitments with potential partners from Europe, Japan and China are ongoing.  The Company is developing a work plan with a potential new partner to extract up to a 5,000 tonne bulk sample of the petalite ore for pilot plant processing.  With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply of high-purity lithium minerals to the market to serve priority customers, once project financing and all required permits are in place.

Environmental Assessment and Community Engagement

Avalon is committed to developing the Separation Rapids Lithium Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports.  These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance.  The Company and the project are now well known in the local community.

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The project is located in the traditional land use area of the Wabaseemoong Independent Nations ("WIN") for which they have stewardship under an agreement with the Province.  The Company first signed an MOU with WIN in 1999 which was renewed when the project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members.  The Company has also initiated dialogue with the Métis Nation of Ontario which holds Indigenous rights in the area.  Engagement is ongoing with local Indigenous communities, regulators, and local government most recently on the update of the closure plan for the planned bulk sample program. All the Indigenous groups  continue to be supportive of the project, though discussions continued with Ministry officials on the details of the closure plan through the Quarter and into December.

As part of the update of the closure plan under the existing advanced exploration permit that was required for the planned bulk sample program, an engagement plan was prepared, approved and successfully implemented. Subsequent lengthy discussions were held with ministry officials and the final plan was submitted on December 20, 2019.  As a result of progressive rehabilitation and improvements to the closure plan, financial assurance to be filed with the plan is expected to be significantly less than that which is already filed for the existing advanced exploration permit.  Acceptance of the plan is anticipated in the next quarter. A maintenance agreement and Quarry Permit from the Ministry of Natural Resources and Forestry allows for any needed road maintenance work, if required for bulk sampling.

Future Work

The next step in the project's development is to proceed with a short pilot plant program on a bulk sample to finalize flowsheet parameters for engineering purposes including reagent recycling and water treatment processes, after which a feasibility study can be completed.  This work is expected to proceed in 2020 subject to arranging project financing.  Planning for this program has been initiated.  The use of gravity concentration and ore sorting pre-concentration methods are to be further investigated, with the objective being to reduce costs for the flotation circuit by reducing the amount of feed.  Some additional drilling is also contemplated to collect more geotechnical data for pit and infrastructure design work.  Continued exploration including drilling on the Paterson Lake claims in the vicinity of the new Snowbank petalite pegmatite discovery and the Glitter pegmatite is planned for summer, 2020, subject to available financing. Environmental studies of the proposed power transmission line route are also planned. With the exception of the powerline route study, the environmental studies are largely complete.  Once applications are submitted, it is anticipated that all necessary permits for construction can be obtained in under a year.  Construction activities for many project components can be initiated prior to receipt of all permits.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company's Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories ("NWT"), approximately 100 kilometres southeast of the city of Yellowknife.  The property is now comprised of eight contiguous mining leases totalling 14,229 acres (5,786 hectares), after three mining claims totalling 332 hectares on the southwest side of the original five leases were converted to mining leases.  The original five leases are subject to one independently owned 2.5% Net Smelter Returns ("NSR") royalty agreement.  Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.6 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

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The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation ("YKDFN"), the Deninu K'ue First Nation ("DKFN") and the Lutsel K'e Dene First Nation ("LKDFN").  The Company has signed an Accommodation Agreement with the DKFN.  The Company also recognizes that the Tłįcho First Nation ("TFN") has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site.  The general area around the Nechalacho site is subject to Indigenous rights asserted by two Métis organizations: the NWT Métis Nation ("NWTMN") and the North Slave Métis Alliance ("NSMA").  During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

During Fiscal 2019, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into a definitive agreement (the "Agreement"), under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property ("Upper Zone Resources") for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.  This agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.

Expenditures during the Quarter totalled $12,682 (2019 - $82,711), which were spent primarily on sample storage and lease payment.

Rare Earth Markets

Interest in creating new rare earth supply chains outside China has revived due to the ongoing uncertainty around security of supply in the wake on the US / China "trade war". Permitting issues experienced by Lynas Corporation in maintaining operations with its Rare Earth Separation Plant and Refinery in Malaysia has created additional uncertainty.  Rare earth magnets remain vital to many clean technology applications requiring high efficiency, lightweight electric motors and generators.  This includes motors for electric vehicles, which can require 5-10kg of rare earth magnets per vehicle.

Recent Work and Future Development Plans

Avalon and Cheetah are now in the process of closing the Co-ownership Agreement.  If Cheetah implements additional infrastructure development at site, this could reduce Avalon's future development costs on its own portion of the project.

Avalon completed a definition drilling program in September - October, 2019 on the upper part of the T-Zone on behalf of Cheetah.  This program, included drilling of 19 holes totalling 769 metres and further re-sampling historic core to better define the near-surface rare earth resources that Cheetah is targeting for near term development.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company's Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located 55km northeast of Yarmouth, Nova Scotia, Canada. The property consists of a Special Licence covering 1,165 hectares (2,880 acres). East Kemptville was an operating tin mine from 1985-1992 and was North America's only large primary tin producer, before closing prematurely in 1992 due to a collapse in tin prices.  Increasing global demand for tin and tightening supplies have resulted in strengthening tin prices, creating an opportunity for Avalon to consider re-developing East Kemptville.

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Avalon is presently in the process of securing full tenure to the site under a mineral lease to put the Company in a position to re-start production at a small scale, utilizing the existing stockpile resources for initial feed to a gravity concentrator, supplemented by accessing near-surface higher grade tin resources.  The present model will remediate the existing environmental liability and ultimately result in the full rehabilitation of the site.  During fiscal 2018 the Company completed a PEA based on this initial re-development model that indicated positive economics.

During the Quarter, the Company continued work on preparing the application for the mineral lease.    Once received, the Mineral Lease will allow Avalon to proceed with site development once final feasibility study work is completed and project financing is in place.  Environmental baseline work was completed to allow the finalization of the Environmental Impact Assessment (referred to as a Project Environmental Assessment Designation in Nova Scotia) and the Crown Land Lease Transfer.  These processes are anticipated to take approximately 4-6 months once submitted in early to mid 2020.  This will include the environmental benefits of the ongoing ore-sorting test work which reduces waste volumes and water and energy use.  Once all approvals are in place, financing is secured and feasibility work completed, the operation could be brought to initial production in 12-16 months.

The Company incurred $32,739 (2019 - $149,353) in expenditures during the Quarter on the East Kemptville Project, which were mainly incurred on environmental studies and permitting and evaluating the project development model using ore sorting technology.

Project Development Update

During the Quarter, as disclosed in the Company's news release dated September 13, 2019, encouraging preliminary results were reported from the ore-sorting testwork being conducted by Cronimet Mining Processing SA (Pty) Ltd ("CMPSA") on the 28 tonne bulk sample collected from the stockpile in January, 2019.  While final analytical results are not yet available, visual examination of the products by CMPSA indicate tin recoveries that are exceeding expectations.  Avalon is now planning to proceed with a Feasibility Study in collaboration with CMPSA to incorporate the ore-sorting results into the project development model. This is expected to be completed in 2020. Additional work at the East Kemptville site was delayed, pending completion of the final agreement with the surface rights holder on the transfer of surface tenure. Completion of the transfer has been delayed due to a change in management in the surface rights holder and a subsequent decision to conduct a further review of the proposed project development model. This agreement is not expected to be finalized now until early to mid 2020.

In addition to extensive engagement during the year with NGOs, political and business leaders, engagement continued with the Acadia First Nation ("AFN") during the Quarter.  Regular meetings have been scheduled with AFN leadership to discuss business opportunities.  A meeting was previously held with the Benefits Committee of the KMKNO (Provincial Mi'kmaq) Assembly toward concluding an IBA type agreement and to initiate their input into the permitting process.  The responsibility for the IBA negotiation was transferred to the local AFN, which will simplify and improve this process.  The AFN continue to be supportive of the Company's development plans for the East Kemptville site.  It was mutually agreed to put a hold on additional agreement discussions until the necessary approvals and financing are confirmed to allow the project to move forward.

Subsequent to the end of the quarter, the surface rights holder put a hold on any new work on all tailing management areas (TMA) until it has time to further assess its long term strategy for managing the risk of a future dam failure. Accordingly, Avalon is now revising its strategy in an effort to allow short term project development focused mainly on treating the low-grade ore stockpiles, and postpone or eliminate the need for utilizing the existing TMA. This strategy continues to focus on economic rehabilitation of the site through the production of tin, while allowing additional time for technical work to fully demonstrate the benefits and safety of the original TMA impermeable cover model.

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Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company's Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Lilypad Cesium Project

The Lilypad Cesium Project consists of 14 "new" claims, totalling slightly over 3,279 ha, covering a field of lithium, tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario.  The claims were staked between January, 1999 and October, 2000 and are 100% owned by the Company with no underlying royalties.  The claims are referred to as "new claims" as the Ontario government changed the claim system in 2019 with the change having no material effect on Avalon's property.  Previous owners of the property drilled some 50 shallow drill holes and Avalon completed 32 drill holes totalling 4,781 metres in 2000 and 2001 in a program focused primarily on tantalum potential that produced encouraging initial results including the discovery of significant cesium mineralization as the ore mineral pollucite.

The project has been inactive since 2002 awaiting a recovery in tantalum prices or new demand for cesium minerals.  Two developments in 2018 have encouraged Avalon to resume exploration at the property.  Firstly, development plans for the Ring of Fire area, north of the property, increase the probability of new road access being developed into the area in the near future.  Secondly, because of recent increasing market interest in both lithium and cesium, a field program is justified primarily to further investigate the cesium potential of the property due to a global supply shortage.  During Fiscal 2019, Cabot Corp. announced the sale of its Specialty Fluids division (owner of the pollucite-producing Tanco Mine in Manitoba) to Sinomine, a large Chinese mining and chemical company with a division focused on rare metals supply.  This news suggests that an opportunity may now exist to create a new pollucite supply chain to independently serve cesium markets outside China.

Renewed exploration work now planned for summer 2020, subject to financing, will comprise geological mapping and geochemical sampling to better understand cesium distribution, identify new drill targets, initiate preliminary environmental activities and to obtain samples suitable for metallurgical testwork.  The 2000 and 2001 work program recognized exceptional cesium potential over a broad area on the property with drill intercepts assaying up to 6.205% Cs2O over 1.70 metres in one mineralized dyke known as the Pollucite Dyke.

The project is located in the traditional territory of the Eabametoong First Nation.  The Company has re-started discussions with community leadership on opportunities for collaboration.

Other Projects

In October, 2019, the Company signed a letter of intent with a private US company, Coal Strategy Advisors, LLC, ("CSA"), to earn up to a 50% interest in the Will Scarlett Rare Earths Recovery Project ("Will Scarlett") located near Marion, Illinois.  Will Scarlett is a closed coal mine site where recent geochemical sampling has found elevated levels of rare earth elements (or "REE") and other metallic elements such as cobalt, nickel, lithium, manganese and zinc in mine waste materials.

The rare earths are found at Will Scarlett in the acid mine drainage ("AMD") and in the precipitates generated from lime treatment of the AMD to neutralize the acidity.  Sampling of the precipitates and AMD has revealed high concentrations of total rare earth oxides in excess of 500 ppm.  Also notable is that, unlike most hardrock rare earth resources, no significant uranium or thorium has been detected associated with the rare earths at Will Scarlett.  Analytical and process testwork is now in progress to confirm concentration levels and the most efficient extraction process to recover the rare earths from the AMD and precipitates.  Avalon and CSA plan to enter into a formal joint venture agreement in early 2020 once the project development plan is agreed and funding is in place. The partners are party to several applications for funding through US government programs initiated in 2019 to support domestic rare earth supply chain development.

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While the Warren Township Anorthosite Project remains inactive, the Company continues to monitor the markets for calcium feldspar products, where demand appears to be growing as evidenced by new production from Greenland reported by Hudson Resources Inc. There is also renewed exploration activity in the Shawmere Anorthosite complex by another company exploring on claims located to the north of the Warren Township Project.

Corporate Social Responsibility

In November 2019, the Company released its 2019 Sustainability Report, which is available for download on the Company's website at: http://www.avalonAM.com

The 2019 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards.  The 2019 Sustainability Report incorporates a self-assessment of Fiscal 2019 performance and sets targets for 2020 against the applicable Mining Association of Canada "Toward Sustainable Mining" indicators.  It also integrates the United Nations' 17 Sustainable Development Goals into our sustainability performance for the first time.  Notably, Avalon completed risk assessments and updated all Emergency Response Plans for the sites where work was completed during the fiscal year.  All work at sites were completed without environmental or health and safety incidents.

In addition to the Company's safety performance, the report includes many other accomplishments such as community outreach, and metallurgical process improvements that contribute to improved environmental performance.  Avalon is committed to working closely with its Indigenous partners to create lasting economic and social benefits in the communities.  Dialogue is ongoing with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations ("WIN") and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project, and was recently initiated with new Eabametoong First Nation Chief, Harvey Yesno for the Lilypad Cesium Project.

Avalon's leading sustainability efforts are also benefitting the exploration industry.  During Fiscal 2019, the Prospectors and Developers Association of Canada ("PDAC") adopted Avalon's energy monitoring system and published it for its members, as well as working with regulators to develop balanced regulations with applicability to Avalon projects.  Avalon is participating in a multi-stakeholder development of a climate change risk assessment and will utilize it, if applicable, to augment existing risk assessments and project design.  Avalon also supported PDAC in the development of training materials for the Mining Association of Canada's Toward Sustainable Mining's Community of Interest Panel regarding the exploration industry.  PDAC may further adapt them for a broad range of educational applications.

The Company's focus is on materials that enable clean technology, including electric vehicles, solar and wind power. In order to do this sustainably, Avalon designs its operations to minimize environmental impacts and greenhouse gas emissions, while planning for rehabilitation and productive use of the land post closure.  The Company also now incorporates a staged-development approach to its cleantech materials projects, which involves starting production at a modest scale, to minimize project footprint and potential risks to environment, while also reducing investment risk and creating opportunities for its Indigenous business partners.  Further, Avalon is a leader in looking at closed mine sites as opportunities to remediate long term environmental liabilities through economic extraction of valuable minerals from waste materials using new technologies such as sensor-based ore-sorting.

Being a recognized sustainability leader reduces costs and facilitates good relationships with communities, which helps reduce risk of experiencing lengthy delays in receiving operating permits and approvals. This also helps facilitate the acquisition of our social license to operate.  Avalon believes that responsible users of our clean tech materials will require increasingly sustainable sources for their materials which we believe will provide Avalon with a strategic advantage.

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Administration and Other

Corporate and Administrative expenses totalled $579,977 during the Quarter, a 15% decrease from the amount incurred during the comparative quarter in Fiscal 2019 ($680,787).  The main area of decreased operating expenses for the Quarter was occupancy expenses, expenses on public and investor relations and directors' fees.

No occupancy expenses were recognized during the Quarter compared to $79,599 for the same quarter in Fiscal 2019. The decrease is primarily related to the adoption of IFRS 16, and is partly offset by the increase in depreciation expense for the leased office premise of $49,023 and the increase of $8,405 in interest expense on lease obligation. The balance of the decrease is mostly due to the reduced size of the company's office premises.

Expenses on public and investor relations decreased by $21,986 (20%) to $87,993 compared to the same quarter in Fiscal 2019.  The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities.  Investor relations activities during the Quarter included participation in investment conferences in New York and South Florida and in a trade mission to Japan and Korea organized by Natural Resources Canada. This trade mission was focused on introducing Canadian companies involved in critical minerals supply chains development to end-users and potential investors.

Directors' fees decreased by $16,550 (77%) to $5,000 compared to $21,550 for the same quarter in Fiscal 2019. Directors were paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 was also paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.  Effective September 1, 2019, the base yearly fee was reduced to $5,000 and the meeting fees and all Chair fees were eliminated.

Share based compensation expense totalled $17,821 for the Quarter compared to $26,105 for the same quarter in Fiscal 2019.  This decrease is primarily related to the decrease in the estimated fair values of options earned during the Quarter.

The Company recognized a financing transaction cost expense of $177,503 during the quarter ended November 30, 2018 relating to the issuance of the convertible note payable issued on November 30, 2018.

During the quarter ended November 30, 2018, the Company abandoned three exploration licences peripheral to the Special Licence of the East Kemptville Project and accordingly the costs incurred of $639,034 on the mineral claims under these exploration licences had been written off as an impairment loss during the quarter ended November 30, 2018. No resource property was abandoned and no impairment loss was recognized during the Quarter.

On November 30, 2019, the fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$ and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offerings) were re-measured using the Black-Scholes pricing model, which resulted in a loss of $8,891 for the Quarter (being the increase in the estimated value of these warrants between November 30, 2019 and August 31, 2019).  The changes in the estimated value of these warrants are mainly caused by the fluctuation in the trading price of the Company's common shares on November 30, 2019 compared to August 31, 2019.

The fair values of the Company's outstanding convertible redeemable preferred shares (issued in March 2017, January 2018 and June 2018) were also re-measured, which resulted in losses of $31,500 for the Quarter.

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Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements and financial information of the Company.

Fiscal Year	2020	2019				2018
For the Quarters Ended	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28
	$	$	$	$	$	$	$	$
Revenue	99,977	13,301	10,655	15,126	13,941	14,340	20,204	12,484
Net Loss before discontinued operations	576,385	50,259	1,127,319	638,820	1,569,937	786,927	682,931	1,142,848
Net Loss	576,385	50,259	1,127,319	638,820	1,569,937	786,927	682,931	1,142,848
Net Loss, per share, basic and diluted	0.002	0.000	0.004	0.002	0.006	0.004	0.003	0.005

The fluctuation in quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties, changes in the fair value of derivative liabilities and convertible redeemable preference shares, and expensed financing transaction costs.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consists mainly of the exploration and development of mineral properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company's short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of equity securities.  In addition, the Agreement with Cheetah allows the Company to source $5 million in non-dilutive working capital to cover its immediate needs for operating expenses.  In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

As at November 30, 2019, the Company has current assets of $5,771,779 and current liabilities of $6,080,988.  The holder of the Company's convertible redeemable preferred shares is entitled to demand repayment of the applicable redemption value per share in cash (which totalled $621,250 as at November 30, 2019) upon the occurrence of certain Redemption Events.  Excluding the asset held for sale of $2,605,147  from the current assets, and excluding the deferred asset sale proceeds of $5,000,000 from the current liabilities, the Company's adjusted working capital as at November 30, 2019 was $2,085,644. As the de-recognition of the asset held for sale will not require the future out flow of resources by the Company, and the deferred asset sale proceeds are not refundable, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

The Company's monthly operating expenditures, excluding expenditures on resource property work programs, average $260,000 during periods of moderate project activity.  The Company's contemplated resource property expenditures for Fiscal 2020, assuming the requisite financing is in place, are budgeted at approximately $2,700,000 (excluding capitalized salaries and benefits), of which approximately $103,890 had been incurred by November 30, 2019.

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The Company will need to raise additional capital to fund significant new work programs on the Separation Rapids Lithium, East Kemptville and Lilypad Projects.  Initiatives to raise additional capital are in progress.  There continues to be some uncertainty as to the Company's ability to raise sufficient additional funds on favourable terms for all of its planned program expenditures.  Discussions with potential joint venture partners to provide project financing are ongoing.  These conditions create some uncertainty about the Company's ability to continue as a going concern.  The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company does not have any externally imposed capital requirements other than those certain Redemption Events contained in the preferred share terms.  The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company's resource properties are owned, leased or licenced with minimal holding costs.  The most significant holding costs being annual lease rental fees on Nechalacho of $24,841 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327.  As at November 30, 2019, the Company was required to incur additional Canadian Exploration Expenditures of $25,203 by December 31, 2019, which the Company incurred.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company's projects once the capital requirements become relatively large.

The Company has a lease for its premises.  As at the date of this MDA, the minimum lease commitments under this lease are as follows:

Fiscal year ended August 31	2020	$123,888
	2021	$218,253
	2022	$222,556
	2023	$229,181
	2024	$233,563
	2025 and thereafter	$63,280

Off Balance Sheet Arrangements

As at November 30, 2019, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here.  Details of the transactions between the Company and other related parties are disclosed below:

a)   Trading transactions

There have been no material trading transactions with related parties during each of the three months ended November 30, 2019 and 2018, other than the participation by Mr. Donald Bubar, Director, President and CEO in the November 2018 private placement, whereby Mr. Bubar subscribed for 1,000,000 Units at $0.07 per Unit. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until November 1, 2020.

Avalon Advanced Materials Inc.	Page 10 of 19

b)   Compensation of key management personnel

The remuneration of directors and other key members of the Company's senior management team during each of the three months ended November 30, 2019 and 2018 are as follows:

	November 30, 2019	November 30, 2018

Salaries, benefits and directors' fees(1)	$362,052	$434,088
Share based compensation(2)	15,906	21,332

	$377,958	$455,420

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the three months ended November 30, 2019 totaled $81,158 (2018 - $113,502).

(2) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $274,633 as at November 30, 2019 (August 31, 2019 - $566,685).

Subsequent Events

Subsequent to the end of the Year, the Company:

a) granted an aggregate of 190,000 stock options with a weighted average exercise price of $0.08 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 3.4 years;

b) issued a total of 4,376,830 common shares pursuant to the conversion of 15 B1 Preferred Shares and 10 C1 Preferred Shares;

c) had 100,000 stock options with an exercise price of $0.12 per share expire; and

d) had 132,000 brokers' compensation warrants with an exercise price of $0.15 per share expire.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible note payable, convertible redeemable preferred shares, warrants denominated in foreign currency, and warrants with exercise prices that are subject to adjustment from time to time.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at November 30, 2019, with an original exercise price of US$0.56 per share ("US$ Warrants").  These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share.  The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2019 and as at the date of this MDA is US$0.5223.  These warrants are exercisable until June 13, 2021.  These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

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As the Company has the right to redeem all of the outstanding B1 and C1 Preferred Shares at any time at a 5% premium to the redemption value, the total fair value of the 55 B1 Preferred Shares and the 40 C1 Preferred Shares as at November 30, 2019 is $389,813 and $262,500, respectively.  The number of common shares to be issued would be 14,617,647 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.05 on November 30, 2019.

As the Company has the option to buy back the convertible note at any time for the outstanding face value, as such the fair value of the convertible note as at November 30, 2019 is its face value of $58,333. The number of common shares to be issued would be 1,458,333 if the entire note balance of $58,333 had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.05 on November 30, 2019.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Outstanding Share Data

a) Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 95 are outstanding as at November 30, 2019.

As at November 30, 2019, the Company had 325,175,548 common shares, 55 Series B1 Preferred Shares and 40 Series C1 Preferred Shares issued and outstanding.  Subsequent to the end of the Quarter, and as described earlier under "Subsequent Events", 4,376,830 shares were issued pursuant to the conversion of 15 B1 Preferred Shares, 10 C1 Preferred Shares.  As at the date of this MDA, the Company has 329,552,378 common shares, 40 Series B1 Preferred Shares and 30 Series C1 Preferred Shares outstanding.

b) Options

As at November 30, 2019, the Company had an aggregate of 8,851,250 incentive stock options outstanding with a weighted average exercise price of $0.14 (of which 5,216,250 were vested and 3,635,000 were unvested).  Subsequent to the end of the Quarter, 190,000 options were granted and 100,000 options expired (as described earlier under "Subsequent Events").  As at the date of this MDA, the Company has 8,941,250 incentive stock options with a weighted average exercise price of $0.14 outstanding.

c) Warrants

As at November 30, 2019 the Company has the following common share purchase warrants outstanding:

i. 6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021.  These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share.  The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2019 and as at the date of this MDA is US$0.5223;

Avalon Advanced Materials Inc.	Page 12 of 19

ii. 20,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.22 per share and will expire as follows: 10,000 warrants on July 31, 2020 and 10,000 warrants on August 2, 2021;

iii. 6,900,000 A1 Warrants with an exercise price of $0.23 per common share which are exercisable until March 10, 2022;

iv. 6,250,000 B1 Warrants with an exercise price of $0.15 per common share which are exercisable until January 15, 2023;

v. 1,400,000 warrants with an exercise price of $0.12 per share expiring on June 29, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after June 29, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

vi. 2,250,000 warrants with an exercise price of $0.12 per share expiring on July 11, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after July 11, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

vii. 3,750,000 C1 Warrants with an exercise price of $0.125 per common share which are exercisable until June 29, 2023;

viii. 1,900,000 warrants with an exercise price of $0.12 per share expiring on November 1, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after November 1, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

ix. 287,500 warrants with an exercise price of $0.12 per share expiring on November 23, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after November 23, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice; and

x. 4,575,000 warrants with an exercise price of $0.07 per share expiring on November 30, 2021.

The Company is also committed to issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants.

d) Brokers' Compensation Warrants

As at November 30, 2019, the Company had 132,000 compensation warrants with an exercise price of $0.15 per common share and were exercisable until December 22, 2019. These compensation warrants expired subsequent to the end of the Quarter.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to permit timely decisions regarding public disclosure.

Avalon Advanced Materials Inc.	Page 13 of 19

Management, including the CEO and CFO, has designed or caused to be designed under their supervision, disclosure controls to provide reasonable assurance that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company's internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

There have been no changes to the Company's design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company's ICFR.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company's management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto.  Actual results may differ from those estimates.  Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the financial results or the financial positions reported in future periods are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use.  These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Avalon Advanced Materials Inc.	Page 14 of 19

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company's exploration and development properties.  The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments.  This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model.  The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm's length transaction, given that there is no market for the options or compensation warrants and they are not transferable.  Similar calculations are made in estimating the fair value of the warrant component of an equity unit.  The assumptions used in these calculations are inherently uncertain.  Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company's accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate.  These uncertainties may result in future actual expenditures differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use.  The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives.  The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use.  It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost.  Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed.  Exploration and evaluation costs incurred that have been determined to have future economic benefits and can be economically recoverable are capitalized.  In making this judgment, management assesses various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Avalon Advanced Materials Inc.	Page 15 of 19

Changes in Accounting Policies Including Initial Adoption

The Company adopted the following new accounting standards during the Quarter:

a) IFRS 16, Leases

IFRS 16, Leases ("IFRS 16") was issued by the IASB in January 2016 and replace IAS 17 Leases ("IAS 17"). IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease obligation) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use ("ROU") asset). Lessees will be required to separately recognize the interest expense on the lease obligation and the depreciation expense on the ROU asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method. Depreciation is recognized on the ROU asset on a straight line basis over the shorter of the lease term and the useful life.

Effective September 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for fiscal 2019 has not been restated.

On initial application, the Company recognized a ROU asset (included in property, plant and equipment) and a corresponding lease obligation relating to a lease for its office premises in Toronto, which had previously been classified as an operating lease under IAS 17. The Company has elected to record the ROU asset based on the corresponding lease obligation. The ROU asset and lease obligation of $1,045,810 were recorded as of September 1, 2019, with no net impact on the opening retained earnings. When measuring the lease obligation, the Company discounted the remaining lease payments under the lease contract using its estimated weighted‐average incremental borrowing rate of 5.0%.

The adoption of IFRS 16 had the following impact on the Company's condensed consolidated interim statement of comprehensive loss for the Quarter.

Increase in depreciation expense	$49,023
Increase in interest on lease obligation	8,405
Decrease in corporate and administrative expenses	(49,108)

Total increase in expenses, net loss and comprehensive loss	$8,320

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The adoption of IFRS 16 had no net impact on the Company's condensed consolidated interim statement of cash flows for the Quarter, but had increased the cash used by financing activities by $49,108, which was offset by the same amount of decrease for the cash used by operating activities.

Recent Accounting Pronouncements

As at November 30, 2019 and the date of this MDA, there are no significant newly issued pronouncements that are applicable to the Company.

Forward-Looking Statements, Risk Factors and Qualified Persons

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements.  Such forward-looking statements reflect the Company's current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies.  These estimates and/or assumptions include, but are not limited to:

• grade of ore;

• mineral product and commodity prices;

• metallurgical recoveries;

• operating costs;

• achievement of current timetables for development;

• strength of the global economy;

• availability of additional capital; and

• availability of supplies, equipment and labour.

Factors that could cause the Company's actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under "Description of the Business - Risk Factors" in the Company's Annual Information Form for the year ended August 31, 2019, and:

• risks related to the Company's history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;

• risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;

• risks related to the Company's need for additional financing;

• risks related to any joint venture or strategic alliances that may be entered into by the Company;

• risks related to closing of the sale of the near surface resources of the Nechalacho Project and the risk of one party's development plans negatively impacting the other's development plans;

• risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;

• risks related to securing product off-take agreements on a timely basis;

• risks related to the unique ore type at the Nechalacho Rare Earth Elements Project ("Nechalacho" or the "Nechalacho Project") and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;

• uncertainty related to title to the Company's properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Indigenous land title claims and Indigenous rights;

Avalon Advanced Materials Inc.	Page 17 of 19

• risks related to the possible existence of rights and interests of Indigenous groups, which may limit the Company's ability to develop its properties;

• risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;

• risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;

• risks related to the demand for technology metals and minerals and fluctuations in their pricing;

• risks related to the demand for lithium and fluctuations in its pricing;

• risks related to competition and the actions of competitors;

• risks related to costs or delays in the commercialization of rare earth products;

• uncertainties related to the fact that the Company's mineral resources and mineral reserves are only estimates;

• risks related to the Company's ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project ("East Kemptville Project") which could adversely affect the Company's ability to conduct further studies and exploration activities;

• risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;

• risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;

• uncertainties involving uninsured risks;

• risks related to possible shortages of supplies, equipment and labour;

• risks related to the Company's ability to attract and retain qualified management and technical personnel;

• uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;

• risks inherent to the competitive nature of the mineral industry;

• risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company's activities are subject;

• risks related to the availability and reliability of adequate infrastructure;

• risks and hazards inherent to the mining industry;

• risks related to any changes in critical accounting estimates that adversely affect the Company's financial results;

• risks related to potential conflicts of interest of the Company's directors and officers who may have involvement with other resource companies;

• risks due to being a "passive foreign investment company" for U.S. purposes;

• risks related to fluctuations of currency exchange rates;

• risks related to share price volatility;

• risks related to dilution of existing shareholders;

• risks related to cybersecurity;

• risks related to not paying cash dividends;

• risks related to being a non-US corporation; and

• risks related to there being no market for the Company's warrants.

Most of the foregoing factors are beyond the Company's ability to control or predict.  Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended.  There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

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The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement.  Readers should not place undue reliance on the forward-looking statements, which reflect management's plans, estimates, projections and views only as of the date hereof.  The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 ("NI 43-101").

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve".  Under SEC's Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's Industry Guide 7 disclosure standards do not define the terms "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other similar descriptions of the amount of mineralization in mineral and United States companies have historically not been permitted to disclose mineral resources of any category in documents they file with the SEC.  United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Disclosure of "contained ounces" in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as "reserves" under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC's Industry Guide 7 standards.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com.

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